

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 23, 2008

Mr. Chris Lai
Amanasu Techno Holdings Corporation
115 East 57th Street, 11th Floor
New York New York 10022

> **Re:** **Amanasu Techno Holdings Corporation**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-QSB for the period ended March 31, 2008**
> **File No. 000-49719**

Dear Mr. Lai:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief